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Exhibit 99(d)(3)

NON-DISCLOSURE AGREEMENT

        This Non-Disclosure Agreement (the "Agreement") is entered into as of July 26, 2002 by and between Big Sky Transportation Company ("Big Sky") and Mesaba Holdings, Inc. ("Holdings").

        In connection with a potential transaction (the "Transaction") between Holdings and Big Sky, Big Sky has and will furnish to Holdings certain information ("Information") including but not limited to financial, marketing and operational information, and such other information necessary for Holdings to evaluate the transaction. The term "Information" shall mean all information that Big Sky has furnished or is furnishing to Holdings, whether furnished before or after the date of this Agreement, whether tangible or intangible and in whatever form or medium provided, as well as all information generated by Holdings or by its Representatives, as defined below, that contains, reflects or is derived from the furnished information.

        In consideration of Big Sky's disclosure to Holdings of the Information, Holdings agrees that it will keep the Information confidential and that the Information will not, without the prior written consent of Big Sky, be disclosed by Holdings or by its officers, directors, employees, agents or representatives (collectively, "Representatives"), in any manner whatsoever, in whole or in part, and shall not be used by Holdings or by its Representatives, other than in connection with evaluating the Transaction. Moreover, Big Sky agrees to transmit the Information only to such of its Representatives who need to know the Information for the sole purpose of assisting Holdings in evaluating the Transaction and who are informed of this Agreement.

        Notwithstanding the foregoing, the above restrictions shall not apply to the following:

  (i)
  Information that is publicly available at the time of disclosure (through no act of Holdings of any of its Representatives);

  (ii)
  Information that is disclosed to Holdings by a third party that did not disclose it in violation of a duty of confidentiality;

  (iii)
  Information that was known to Holdings before such Information was provided to it or its Representatives by or on behalf of Big Sky;

  (iv)
  disclosures that are required to be made by Holdings or any of its Representatives under legal process by subpoena or other court order or other applicable laws or regulations (provided, however, that Holdings makes reasonable efforts to provide copies of such Information to, or informs Big Sky before disclosure), or that are requested by Big Sky.

        Without the prior written consent of Big Sky, neither Holdings nor its Representatives shall disclose to any person the fact that Holdings has received any Information or that discussions or negotiations are taking place concerning the Transaction, including the status thereof. Likewise, without the prior written consent of Holdings, neither Big Sky nor its Representatives shall disclose to any person the fact that Holdings has received any Information or that discussions or negotiations are taking place concerning the Transaction, including the status thereof.

        Big Sky and Holdings agree that, at the conclusion of their review of the Information, or within three business days of the other's request, all copies of the Information, in any form whatsoever, will be delivered by Holdings and its Representatives to Big Sky.

        Neither Big Sky nor any of its Representatives has made or makes any representation or warranty as to the accuracy or completeness of the Information. Holdings agrees that neither Big Sky nor any of its Representatives shall have any liability to it or to any of its Representatives resulting from the provision or use of the Information.

        Each party acknowledges that it has been informed that the other party is a publicly-traded corporation and that the Information and the Transaction must be secured from any use or dissemination until such time as proper disclosure can be provided to shareholders and the securities markets in order to protect the interests of shareholders of each party and so that the rules and statutes pertaining to information about and trading in publicly held securities can be followed. During such time as the parties are involved in discussions or negotiations concerning the Transaction and for a period of at least 60 days after conclusion thereof, neither party shall engage in any transactions whatsoever regarding the common stock of the other, whether publicly traded or privately held, registered or nonregistered, including, but not limited to, buying, selling, taking or granting options in or making or receiving offers or tender offers to buy, sell, trade, or exchange any stock of the other, without the express written consent of the other and without first fully complying with all applicable securities laws and regulations and the rules of all exchanges upon which the stock of each respective party is traded, provided however, that the foregoing shall not be construed to limit the right of either party to invest in mutual funds or other commercially available investment vehicles that may acquire the stock of the other party.

        Each party acknowledges and agrees that in the event of any breach of this Agreement by it, the other would be irreparably and immediately harmed and could not be made whole by monetary damages. Accordingly, it is agreed that, in addition to any other remedy to which it may be entitled at law or in equity, each party shall be entitled to an injunction of injunctions (without the posting of any bond and without proof of actual damages) to prevent breaches or threatened breaches of this Agreement and/or to compel specific performance of this Agreement, and that neither party nor any of its Representatives will oppose the granting of such relief.

        No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof.

        Big Sky and Holdings agree that, unless and until a definitive agreement between them with respect to the Transaction has been executed and delivered, neither Holdings nor Big Sky will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this or any other written or oral expression by either party or by any of their respective Representatives except, in the case of this Agreement, for the matters specifically agreed to herein. This Agreement may be modified or waived only by a separate writing by Holdings and Big Sky expressly so modifying or waiving such Agreement.

        This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota applicable to contracts between residents of Minnesota that are to be wholly performed within such state. Big Sky and Holdings hereby irrevocably and unconditionally waive the right to a jury trial in connection with any claim arising out of related to this Agreement, the Information, or the Transaction.

        In witness whereof, this Agreement has been executed as of the date first written above.

BIG SKY TRANSPORTATION CO.
By:	/s/ KIM B. CHAMPNEY
Its:	President and CEO
MESABA HOLDINGS, INC.
By:	/s/ ROBERT E. WEIL
Its:	Vice President & Chief Financial Officer

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NON-DISCLOSURE AGREEMENT